December 3, 2010

BY EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jim B. Rosenberg

Re:	Infinity Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 000-31141

Ladies and Gentlemen:

On behalf of Infinity Pharmaceuticals, Inc., I am responding to the supplemental comment in your letter of November 19, 2010 to Adelene Q. Perkins, our President and Chief Executive Officer.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 7 – Loan Commitment Asset, page 74

1.	We acknowledge your response to prior comment one. You indicate that you recorded the offset to the loan commitment asset to additional paid-in capital because Purdue became a significant related party as a result of the November 2008 Strategic Alliance Agreement. Prior to this agreement, there did not appear to be a related party relationship with Purdue and, ostensibly, the strategic alliance with Purdue was negotiated at arm’s length. In these circumstances, if the only rights and privileges exchanged are represented by the revenue arrangement (i.e., to develop and commercialize products targeting FAAH), the stock, and the access to a below market line of credit, it appears that the deferred revenue would equal the sum of the fair value of the line of credit and the premium paid over the quoted market price of the stock. Accordingly, it would appear that the amount recorded directly to APIC should have been recorded to deferred revenue. The statement in your response that “had we not negotiated for the line of credit with its favorable terms, we would have sought to capture the value received in the arrangement in some other fashion” appears to support this outcome. Please advise.

U.S. Securities and Exchange Commission

December 3, 2010

Response:

The transaction with Purdue (and related entities) had multiple elements, the accounting for which required careful consideration and judgment. With respect to the line of credit made available by Purdue at favorable below-market terms, once we determined that we should establish an asset for the value of this loan commitment, we considered whether the receipt of that value should be recorded as deferred revenue in a manner consistent with the premium paid by Purdue to purchase shares of our common stock, or as additional paid-in capital.

First, we acknowledge that a related party relationship did not exist with Purdue prior to the consummation of the arrangement, and the arrangement was negotiated at arm’s length. We also acknowledge our prior statement noted in the Staff’s comment. We evaluated the most appropriate accounting for the value of the loan commitment asset based on the totality of the facts and circumstances. As noted in our letter to the Staff dated September 15, 2010, based on the terms of the arrangement and following consultation with our independent auditors, Ernst & Young LLP (including members of Ernst & Young’s national office), it was our judgment that it was most appropriate to record the value of the loan commitment asset to additional paid-in capital.

The purpose of the line of credit was to provide us with additional financial flexibility such that we would be less likely to have to sell additional shares of our common stock in the public market at unfavorable terms, which would dilute our then-existing stockholders (including Purdue). Because Purdue would be a significant related party at the time the line is drawn, we concluded that Purdue would benefit as a stockholder from being spared this dilution, and that this benefit would not relate to the grant of rights and licenses to Purdue (i.e., as a customer). Consequently, pursuant to ASC 225-10-S99-4 (Income Statement – SEC Materials), we viewed the below-market interest commitment as a settlement of an obligation by a principal stockholder that we otherwise would have recorded as expense.

Considering the above, we believe that the timing of when we would economically benefit from the loan commitment provides additional support as to its recognition in additional paid-in capital. We note that Purdue became a related party in November 2008, when we entered into the strategic alliance agreement and completed the first equity close. The line of credit documents expressly provided, however, that the line of credit would become available in April 2009, following stockholder approval of the second equity close which occurred in January 2009.1 Therefore, the line of credit only became available for borrowing at a point when Purdue was a significant related party. Furthermore, at the time we would realize much of the economic benefit in the form of reduced interest payments for borrowed amounts, Purdue would be a related party.

[1]

We considered the contingent nature of the line of credit (noting that Purdue did not have the unilateral ability to cancel the availability of the line), and the likelihood that stockholder approval of the second equity close would occur, in the determination and the valuation of the loan commitment asset.

U.S. Securities and Exchange Commission

December 3, 2010

Finally, we note that the effect of recording additional deferred revenue as an offset to the loan commitment asset would eventually result in more revenue in our income statement. We believe that the best measure of revenue to be recognized should be limited to cash received on the premium on the common stock purchase, particularly given the potential for uncertainty associated with the eventual realization of the loan commitment asset.

For the foregoing reasons, we concluded that recording the value of the loan commitment asset as additional paid-in capital was the appropriate accounting.

*  *  *

In connection with our response to your comment, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding this letter, please feel free to contact me at (617) 453-1000.

Very truly yours,

INFINITY PHARMACEUTICALS, INC.

/s/ Christopher M. Lindblom
Christopher M. Lindblom
Vice President and Controller; Principal Accounting Officer